FOR IMMEDIATE RELEASE

                                   Contact:                      Bob Deere
                                       Chief Financial Officer
                           (713) 860-2516

GENESIS ENERGY, L.P. MOVES TO THE NEW YORK STOCK EXCHANGE

Houston – September 13, 2010 – Genesis Energy, L.P. (NYSE AMEX:GEL) announced today that it has received authorization to list its limited partner units on the New York Stock Exchange (NYSE). Genesis Energy, L.P. anticipates that trading will begin on or about September 15, 2010 under the symbol "GEL."

"Genesis Energy has grown significantly in recent years.  The partnership is well positioned to add further value for our partners.  Joining other leading companies on the New York Stock Exchange is an important next step in this process," said Grant Sims, CEO of Genesis Energy, L.P.

Genesis Energy, L.P. has notified the NYSE Amex that it will voluntarily delist its limited partner units from the NYSE Amex. The last day of trading of the Company's common stock on the NYSE Amex is expected to be on or about September 14, 2010.  Until the partnership’s limited partner units begin trading on the NYSE, the partnership’s units will remain trading on the NYSE Amex under the existing symbol "GEL."

Genesis Energy, L.P. is a diversified midstream energy master limited partnership headquartered in Houston, Texas.  Genesis engages in four business segments.  The Pipeline Transportation Division is engaged in the pipeline transportation of crude oil and carbon dioxide.  The Refinery Services Division primarily processes sour gas streams to remove sulfur at refining operations, principally located in Texas, Louisiana, and Arkansas.  The Supply and Logistics Division is engaged in the transportation, storage and supply of energy products, including crude oil and refined products.  The Industrial Gases Division produces and supplies industrial gases such as carbon dioxide and syngas.  Genesis’ operations are primarily located in Texas, Louisiana, Arkansas, Mississippi, Alabama, and Florida.